April 1, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:	SandRidge Mississippian Trust I
SandRidge Energy, Inc.
Registration Statement on Form S-1
Registration No. 333-171551-01

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise that as of the date hereof, 7,403 copies of the Preliminary Prospectus dated March 28, 2011 have been distributed to prospective underwriters, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 12:00 p.m., Eastern time, on April 5, 2011 or as soon thereafter as practicable.

Very truly yours,

Raymond James & Associates, Inc.

Morgan Stanley & Co. Incorporated

As Representatives of the Several Underwriters

Raymond James & Associates, Inc.

By:	/s/ Kenneth M. Nelson
Name: Kenneth M. Nelson Title: Managing Director

RAYMOND JAMES

& ASSOCIATES, INC.

Member New York Stock Exchange/SIPC

The Raymond James Financial Center 880 Carillon Parkway P.O. Box 12749

St. Petersburg, FL 33733-2749 (727) 573-3800 www.raymondjames.com